UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 000-30078

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel: 00 33 1 46 29 08 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                               No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Press Release

Wavecom comments on Gemalto’s Unsolicited offer

Issy-les-Moulineaux (France), October 7, 2008 – Wavecom was informed yesterday that Gemalto filed an unsolicited offer to take control of Wavecom.

Contrary to information in the press, Wavecom emphasized that this offer was neither encouraged, endorsed nor discussed with Wavecom and therefore considers the offer hostile. In addition, the management of Wavecom believes that the price offered does not reflect the intrinsic value and prospects of the Company.

Anthony Maher, independent board member and Chairman of the M&A sub committee, commented “Accepting this unsolicited offer does not seem the best approach to preserve the interests of Wavecom, its shareholders and its employees”

Wavecom’s board of directors will meet shortly to consider the terms and conditions of the offer.

Wavecom – the wireless M2M experts

Wavecom is a leading provider of embedded wireless technology for M2M (machine-to-machine) communication. We provide a range of GSM/GPRS, CDMA, EDGE and 3G Wireless CPUs; programmable processors which also act as wireless modules or wireless modems. These are backed by a C and Lua-based cellular wireless software suite which includes a real-time operating system (RTOS), a software development environment based on Eclipse™, and several Plug-Ins (GPS, TCP/IP, security, Bluetooth™, Lua script and more). We also offer a wide range of professional and operated services. Our solutions are used for automotive telematics, smart metering, fleet management, GSM/GPS/satellite tracking, wireless alarms, wireless POS (point of sales), WLL (fixed voice), remote monitoring and many other M2M applications.

Founded in 1993 and headquartered in Issy-les-Moulineaux (France) near Paris, Wavecom has subsidiaries in Hong Kong (PRC), Research Triangle Park, NC (USA), Farnborough (UK), Munich (Germany) and Sao Paolo (Brazil). Wavecom is publicly traded on Euronext Paris (Eurolist) in France and on the NASDAQ (WVCM) exchange in the U.S.

http://www.wavecom.com

Wavecom shareholders are urged to read Wavecom’s Solicitation/Recommendation Statement on Schedule 14D-9 when it is filed by Wavecom with the U.S. Securities and Exchange Commission (the “SEC”), as it will contain important information. The Solicitation/Recommendation Statement and other public filings made from time to time by the Company with the SEC are available without charge from the SEC’s website at www.sec.gov and at wavecom.com.

This press release contains forward-looking statements that relate to the Company’s future business performance, operating expenses and financial results and objectives. Such forward-looking statements are based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties. Potential risks and uncertainties include, without limitation, whether the Company will be commercially successful in implementing its strategies, whether there will be continued growth in the vertical markets and demand for the Company’s products, the Company’s reliance on a single contract manufacturer in China for all production requirements, an unanticipated decrease in orders from one of the Company’s principal customers or customer cancellation or scale-down of a major project, changes in foreign currency exchange rates, dependence on third parties, new products or technological developments introduced by competitors, customer and supplier concerns regarding the Company’s overall financial position, and risks associated with managing growth. Unfavorable developments in connection with these and other risks and uncertainties described in the Company’s reports on file with the Securities and Exchange Commission could cause the Company to fail to achieve the anticipated or targeted performance or results. As a consequence, the Company’s actual performance and results may be materially different from those expressed by the forward-looking statements above.

Contact Wavecom

Lisa Ann Sanders

Director Communications and Investor Relations

Tel: +33 (0)1 46 29 41 81

e-mail: lisaann.sanders@wavecom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 7, 2008	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer